BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" ou "Companhia") (B3: BRFS3; NYSE: BRFS), in compliance with Article 157, § 4 of Law #6.404/76 and pursuant to CVM Instruction 358/02, hereby informs to its shareholders and to the market in general that Mr. José Aurélio Drummond Jr. presented, on this date, his resignation as Global Chief Executive Officer and Member of the Board of Directors of the Company.

The Board of Directors, at a meeting held on the same date, appointed Mr. Lorival Nogueira Luz Jr. to act as interim Global Chief Executive Officer, concurrently with his present position as Chief Financial and Investor Relations Officer.

The Board Members expressed the appreciation for the commitment, dedication and significant contributions of Mr. José Aurélio Drummond Jr. to the Company.

São Paulo, April 23, 2018.

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer